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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                                (Amendment No 1)

                   AMERICAN GOVERNMENT INCOME PORTFOLIO, INC.
                                      (AAF)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    025919101
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 10, 1998
             (Date of Event which Requires Filing of this Statement)

           If the person has previously filed a statement on Schedule
              13G to report the acquisition which is the subject of
           this Schedule 13D, and is filing this schedule because of
             Rule 13d-1 (b) (3) or (4), check the following box. [x]

                               (Page 1 of 6 pages)
                             There are no exhibits.
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                                  SCHEDULE 13D


CUSIP No. 025919101                                    Page  2  of  6  Pages
                                                            ---    ---
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D. # 16-1290558

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /___/
                                                                      (b) / X /


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /__/

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
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                    7    SOLE VOTING POWER

     NUMBER OF           699,635 Shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               699,635 Shares
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     699,635 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /__/

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.81%
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14   TYPE OF REPORTING PERSON*

     IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1   Security and Issuer
         Common Stock
         American Government Income Portfolio, Inc.
         Piper Capital Management, Inc.
         222 South Ninth Street
         Minneapolis,  Minnesota  55402-3804

ITEM 2   Identity and Background
         a) Karpus Management, Inc. d/b/a Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
            Sophie Karpus, Director
         b) 14 Tobey Village Office park
            Pittsford, New York   14534
         c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
         d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus ("the Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).
         e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f) Each of the Principals is a  United States citizen.
            KIM is a New York corporation.

ITEM 3   Source and Amount of Funds or Other Considerations
         KIM, an independent investment advisor, has accumulated shares of AAF on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4   Purpose of Transaction
         KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of AAF fit the investment guidelines for various Accounts. Shares have been acquired since March 8, 1996. KIM intends to influence management and the Board of Directors to represent shareholder interest and to take steps to close the discount to
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         net asset at which the fund currently trades. This may include a proposal at the next shareholder meeting. Initially KIM submitted a formal proposal to management to add to the proxy a vote on appointing KIM as the investment advisor. Subsequently KIM had made a proposal to open-end the fund to management. On March 6, 1998 KIM formally announced that it was withdrawing any proposal regarding the fund and would no longer be seeking a shareholder list. KIM's proposal came on the heels of Piper Capital's announcement on February 19, 1998 that it " intends to recommend to the board of directors that several of the funds be converted to an open-end format". In a letter dated February 25, 1998 to Karpus, the Piper Capital Management's general counsel and senior vice president affirmed her firms position and added that management does not intend to recommend that a redemption fee be imposed in connection with the proposed open ending of the fund. Karpus hailed the decision by Piper Capital Management as a significant breakthrough for the benefit of the shareholders. He praised the responsiveness of the Piper Capital Management team for its willingness to communicate freely regarding these matters. A shareholder vote regarding open ending of the fund is expected at the annual meeting in late July or early August.

ITEM 5   Interest in Securities of the Issuer
         a) As of the date of this Report, KIM owns 699,635 shares, which represents 3.81% of the outstanding Shares. None of the Principals presently own shares. However Karpus Investment Management Profit Sharing Plan purchased 1,200 shares on March 8, 1996 at a price per share of $5.75 (424 shares of which were tendered to the Fund).
         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
         c) Open market purchases since March 6, 1996 for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.
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Purchase      Shares       Price Per       Purchase      Shares      Price Per
Date         Purchased      Share            Date      Purchased      Share

   3/8/96     27,500         5.75          6/30/97      -2,200         6.25
  3/11/96      8,700         5.75           7/1/97      -9,100         6.25
  4/10/96      2,000        5.625           7/2/97        -700         6.25
  9/13/96     80,000            6           7/3/97       8,000         6.25
  12/3/96     25,100        6.125          7/28/97       5,000       6.3125
  12/5/96     15,000        6.125          8/25/97       3,000       6.3125
  12/9/96     75,000        6.125          8/27/97      22,100        6.375
 12/11/96      2,000            6          8/28/97      19,000        6.375
 12/19/96      7,200            6          8/29/97       6,400        6.375
 12/31/96      4,700        6.125         11/21/97      10,000       6.3125
   1/8/97      1,500        6.125         11/25/97       2,500       6.3125
   1/9/97      1,500        6.125          12/1/97     -41,078         6.91
  1/10/97      6,300        6.125          12/3/97      20,000         6.25
  1/13/97      1,500        6.125          12/5/97      11,500         6.25
  1/14/97      1,500        6.125          12/8/97     -81,711         6.91
  1/15/97      1,500            6          12/8/97      46,000         6.25
  1/16/97      1,500        6.125           1/8/98      14,800        6.375

  1/17/97      1,500        6.125           1/9/98      17,100        6.375
  1/20/97      1,500            6          1/12/98       1,100        6.375
  1/21/97      1,500            6          1/14/98       9,300        6.375
  1/22/97      1,500        6.125          1/15/98      13,900        6.375
  1/23/97      1,500        6.125          1/16/98       1,300        6.375
  1/24/97      1,000        6.125          1/20/98       6,100        6.375
  1/27/97      1,000        6.125          1/21/98      25,100        6.375
  1/28/97      1,000        6.125          1/22/98      52,700        6.375
  1/31/97      1,000        6.125          1/23/98     113,600        6.375
   2/3/97      1,000            6          1/26/98      98,400       6.4375
  2/19/97      1,000        6.125          1/27/98      17,600       6.4375
  2/19/97      1,000         6.25          1/29/98       3,500       6.4375
  2/20/97      1,000        6.125          1/30/98       8,500          6.5
  2/21/97      1,000        6.125           2/6/98       3,724       6.4375
  3/19/97      5,000        6.125          2/20/98      -8,000       6.8125
  3/27/97      1,200            6
  4/29/97      4,000        6.125
   5/1/97      2,000        6.125
  6/18/97      1,400        6.125
  6/19/97      8,400        6.125
  6/20/97      1,200        6.125

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                  The above listed transactions have totaled 699,635 shares Sale transactions of December 1, 1997 and December 8, 1997 represent shares that had been tendered to the Fund per tender offer. The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
         Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of AAF securities.

ITEM 7   Materials to be Filed as Exhibits Not applicable.

Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                             Karpus Management, Inc.


 March 10, 1998                             By:
---------------                                ---------------------------
     Date                                               Signature

                                                 George W. Karpus, President
                                               --------------------------------
                                                        Name / Title